UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Holly Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
435758305
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS TCTC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		7,257,449

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,332,449

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,332,449

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS Turtle Creek Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		7,257,449

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,257,449

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,257,449

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS Turtle Creek Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1.
(a)	Name of Issuer
HOLLY CORPORATION
(b)	Address of Issuer’s Principal Executive Offices
100 Crescent Court, Suite 1600, Dallas, Texas 75201
Item 2.
(a)	Name of Person Filing
This statement is jointly filed by and on behalf of each of TCTC Holdings, LLC (“TCTC”), Turtle Creek Trust Company (“Trust Company”) and Turtle Creek Management, LLC (“Management”). Trust Company may be deemed to beneficially own securities held in accounts over which it serves as trustee, and Management may be deemed to beneficially own securities held in accounts in which it has discretionary authority. TCTC is the sole shareholder of, and may be deemed to indirectly beneficially own securities owned by, Trust Company. TCTC is the sole member of, and may be deemed to indirectly beneficially own securities owned by, Management.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the reporting persons is 2626 Cole Avenue, Suite 705, Dallas, Texas 75204.
(c)	Citizenship
See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
435758305

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☑	A group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4. Ownership.
(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.
(b)	Percent of class:
See Item 11 on the cover page(s) hereto.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.
(ii)	Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.
(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
The securities being reported in this statement are held in various fiduciary and discretionary investment advisory accounts and accordingly, dividends and the proceeds of sales of such shares, are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
The securities being reported in this statement are beneficially owned by certain trusts of which Trust Company serves as trustee and by certain investment management accounts over which Management has discretionary investment management authority. Trust Company and Management are wholly-owned subsidiaries of TCTC.

Item 8.	Identification and Classification of Members of the Group
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCTC Holdings, LLC
By:	/s/ Peter Denker
Name:	Peter Denker
Title:	Manager
Date:	February 9, 2011

Turtle Creek Trust Company
By:	/s/ R. Kevin Hardage
Name:	R. Kevin Hardage
Title:	President
Date:	February 9, 2011

Turtle Creek Management, LLC
By:	/s/ Philip Kistler
Name:	Philip Kistler
Title:	Chief Executive Officer
Date:	February 9, 2011

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G relating to the common stock of the issuer filed February 16, 2010 by the reporting persons with the Securities and Exchange Commision)